August 19, 2015



Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously the independent registered public accounting firm to the Sequoia Fund Inc. and, under the date of February 19, 2015, we reported on the statement of assets and liabilities of the Sequoia Fund Inc., including the schedule of investments, as of December 31, 2014, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. On June 23, 2015, we were dismissed. We have read the Sequoia Fund Inc.'s statements included under Sub-Item 77K of its Form N-SAR, and we agree with such statements.



Sincerely,


BBD, LLP